Exhibit 21.1

Subsidiaries

Name of Subsidiary	State of Incorporation	Line of Business	Number of Omitted Subsidiaries Operating
			in the United States	in Foreign Countries
Mednax Services, Inc.	Florida	Physician Services	7	0

Pediatrix Medical Group, Inc.	Florida	Physician Services	9	0

American Anesthesiology, Inc.	Florida	Physician Services	4	0